

# BRAVO GOLF
## TIME TO FLY

INVEST IN **BRAVO GOLF**

# Bespoke Aviation Timepieces. Designed by pilots, exclusively for pilots, and built to Last!

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**LEAD INVESTOR**                                                    ⌄

### Michael Kodinsky

I am excited to take the lead investor role for the Bravo Golf debt capital raise. The Bravo Golf timepiece, offered exclusively to licensed pilots, is a truly innovative product. People get inspired when they discover solutions aimed at their heart; which is to say, their passion. Bravo Golf's current and future customers share "membership" through their own experience, training and involvement in aviation. When innovations come along which make their daily work easier and faster, they buy in. The volume and depth of responses from BG's first prospect survey leave no doubt that this solution has hit the bullseye for this market. The Bravo Golf timepiece offers pilots a measurable advantage, saving time and energy in moments of decision-making. The clearly defined target market and its inherent exclusivity for this offering is a strength which will help drive word-of-mouth-marketing after the initial wave of orders is delivered. As for the man behind the product, the story gets even better. I've known Beau Garrett for over 25 years. His combined career experience as both a tenured commercial pilot and a strategic management consultant and business leader have led him to this solution and the launch the Bravo Golf timepiece collection. Beau being a part of this exclusive club and understanding the real pain points therein has provided him with immediate credibility and visibility. Yet as impressed as I am with his business experience

and skillset, I am equally in on Beau's strength of character and integrity. I know him as a son, a husband and a father – which is to say I know Beau personally. I have every confidence he will grow the business with great wisdom and adaptability, and I am grateful for the opportunity to invest in and support this journey.

**Invested $5,000 this round**

flybravogolf.com Nashville TN





# Highlights

1. Expecting first shipment of watch in September 2023
2. Projecting over 180k revenue from year one sales (not guaranteed), $34k in sales already booked!
3. First edition watches can only be purchased by certificated pilots

# Our Founder



**Beau Garrett** Founder

Former flight instructor to Air Force and Navy Pilots

# Bravo Golf - Time to Fly!


Bravo Golf commemorates the aviator's journey into flight by providing custom designed aviation related timepieces, that are exclusively available to pilots
BRAVO GOLF

## PROOF OF CONCEPT

Our journey started by asking pilots what they really care about in their timepiece. We sent a survey out to pilots on social media and we **received more than 1800 responses**. Based on their feedback, **Bravo Golf was born...**


Proof of Concept | Market Research
SURVEY | RESULTS
$2,147
TOTAL INVESTMENT
1,810
RESPONSES
($1.18 survey acquisition cost)

1,534
EMAILS RECEIVED

1,331
RESPONDENTS SHARING WRITTEN FEEDBACK

BRAVO GOLF

## Proof of Concept | Market Research

### SURVEY | RESPONSE DISTRIBUTION



| FEATURE RANKING / QUANTITATIVE | Median | Average |
|---|---|---|
| Classic Aviation Design | 3 | 3.5 |
| Smart Technology | 4 | 3.8 |
| Time Display in GMT | 4 | 4.0 |
| GMT to Local Comparison/Conversion | 4 | 4.2 |
| Chronograph | 4 | 3.8 |
| Configurable Chronograph | 3 | 3.5 |
| One Button Timezone Adjustments | 5 | 4.3 |



| FEATURE REQUESTS / QUALITATIVE | FREQUENCY |
|---|---|
| Quality | 663 |
| Av Tech | 238 |
| Smart Tech | 137 |
| Timezone | 97 |
| Quality/Smart Tech | 62 |
| Quality/Timezone | 55 |
| Quality/Av Tech | 36 |
| Lume | 29 |
| Quality/Timezone | 14 |



BRAVO GOLF

With this feedback our design process began! We went through many iterations...

## Proof of Concept | MVP

### DESIGN AND LAUNCH

Working directly with manufacturers and watch designers in the US – we created our inaugural timepiece with focus on:

- EASE OF USE
- INTUITIVE GMT TO LOCAL CONVERSION
- CLASSIC AVIATION DESIGN WITH MODERN AESTHETIC THAT ECHOED OUR BRANDING
- BRIGHT, LONG-LASTING AND EASY TO ACTIVATE LUMINESCENCE
- DURABILITY
- & PERSONALIZATION



CONCEPT A
CONCEPT A
3A



BRAVO GOLF

We are very proud to make available the "Discovery", Bravo Golf's first **aviation timepiece** that is exclusively available to student and certificated pilots!





A good flight tool minimizes distractions, it doesn't create new ones. Pilots we heard from crave a timepiece that does less, but does it well—something simple that gives quick insight about GMT and Local conversions, and something that looks great worn...so we listened!

## PRE-SALES AND TRACTION

## PRE SALES AND TRACTION

### Proof of Concept | Sales

FIGURES

| | |
|---|---|
| *PRE-ORDERS TO DATE | 60 |
| REALIZED DEPOSITS TO DATE | $9,319 |
| ACCT. REC. REVENUE TO DATE | $24,000 |
| TOTAL REVENUE TO DATE | $33,319 |

*Figures represent activity from launch date to 4/30/23

BRAVO GOLF

### Proof of Concept | Sales

SUMMARY

$33,319 / $7,479

TOTAL REVENUE / TOTAL AD SPEND

**4.4**

ROAS

$7,479 / 60

TOTAL AD SPEND / CUSTOMERS

**$125**

CUST. ACQ. COST

BRAVO GOLF

### Proof of Concept | Findings

KEY TAKEAWAYS

SUCCESSES

1. With a single SKU, a validation at checkout and no physical product

1. With a single SKU, a validation at checkout and no physical product, we found a market with a 4.4 ROAS

2. Our watch appeals to a broad base of aviators including Private, Airline, Military, First Responder, and Flight Instructor pilots

3. We have received interest and requests from multiple would-be Brand Ambassadors to rep the watch (>300k followers in total across all requestors)

4. Consistent praise for the watch design, the purchasing exclusivity and the personalization

# TOTAL ADDRESSABLE MARKET



**Total Addressable Market**

## 756,928 total US Pilots

472,512 Hobby / 284,416 Pros



**TREND IN TOTAL US PILOT POPULATION**



**Total Addressable Market**

## 756,928 total US Pilots

472,512 Hobby / 284,416 Pros

472,512 Hobby / 284,410 Plus

## YOY NEW CERTIFICATES BY TYPE





## Total Addressable Market

Key Insights

1. Majority of pilots in the US are Student, Recreational and Private pilots

2. The trend in new student pilots is growing as evidenced from the past 5 years of FAA data

3. Certificate completion percentages have seen the same increasing trend over the past 5 years

4. Overall professional pilot certificate issuance follows a similar trend line to private pilot issuance, indicating the pipeline of professional pilots can be derived from new student certificates

5. Newly issued ATP certificates have increased YOY since 2020 which is congruent with Airline initiatives for direct recruitment



# GO TO MARKET STRATEGY

## Go to Market Strategy | Goal

- To commemorate the journey through aviation for 25,000 or more pilots in the next 60 months

- By Offering
  - Pilot specific timepieces
    - At approachable prices,
    - Designed with their needs and their feedback top of mind

BRAVO GOLF

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## Go to Market Strategy | Phases

**TIMELINE**



Q4 2022

Q4 2023

Q1 2025

Q1 2026

4) B2B - SERVICES

3) B2B - AIRLINES

2) B2B – FLIGHT SCHOOLS

1) D2P – DIGITAL, DIRECT, EVENTS

DETAILS ON SPECIFIC STEPS FOR PHASE 1 ARE INCLUDED WITHIN THE APPENDIX SECTION OF THIS PRESENTATION

BRAVO GOLF

---

*Forward-looking projections are not guaranteed.*

---

## Go to Market Strategy | Phases

### 1) D2P (DIRECT TO PILOT)

**Channel 1 - DIGITAL**

- Social Media Ad Campaigns
- Brand Ambassadors
- Email Marketing

**Channel 2 - DIRECT**

- Direct Mail Marketing

**Channel 3 – EVENTS**

- Aviation shows and exhibitions





DETAILS ON SPECIFIC STEPS FOR PHASE 1 ARE INCLUDED WITHIN THE APPENDIX SECTION OF THIS PRESENTATION

BRAVO GOLF

# PROJECTIONS

| REVENUE | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|---|
| UNIT SALES | 0 | 300 | 1,500 | 4,000 | 7,500 | 12,500 |
| AVG UNIT PRICE | $0 | $550 | $575 | $625 | $675 | $750 |
| ESTIMATED REVENUE | $0 | $165,000 | $862,500 | $2,500,000 | $5,062,500 | $9,375,000 |
| | | | | | | |
| UNIT COST | | $200 | $185 | $180 | $180 | $180 |
| CUSTOMER ACQUISITION COST | | $125 | $100 | $75 | $50 | $50 |
| | | | | | | |
| EXPENSES | | | | | | |
| PRODUCT DESIGN | $5,500 | $10,000 | $15,000 | $50,000 | $75,000 | $100,000 |
| PRODUCT MANUFACTURING | $0 | $60,000 | $277,500 | $720,000 | $1,350,000 | $2,250,000 |
| MARKETING | $2,181 | $37,500 | $150,000 | $500,000 | $937,500 | $1,562,500 |
| OPERATIONS | $0 | $0 | $350,000 | $550,000 | $750,000 | $1,500,000 |
| PROFESSIONAL SERVICES | $5,692 | $16,000 | $20,000 | $45,500 | $58,500 | $75,000 |
| LEGAL | $3,647 | $10,000 | $10,000 | $30,000 | $40,000 | $50,000 |
| BRANDING/CREATIVE | | $1,000 | $5,000 | $7,000 | $10,000 | $15,000 |
| TECHNOLOGY MANAGEMENT | $2,045 | $5,000 | $5,000 | $8,500 | $8,500 | $10,000 |
| SOFTWARE | $2,147 | $3,000 | $4,000 | $7,000 | $7,000 | $7,000 |
| TOTALS | $15,520 | $126,500 | $816,500 | $1,872,500 | $3,178,000 | $5,494,500 |
| | | | | | | |
| REVENUE | $0 | $165,000 | $862,500 | $2,500,000 | $5,062,500 | $9,375,000 |
| EXPENSES | $15,520 | $126,500 | $816,500 | $1,872,500 | $3,178,000 | $5,494,500 |
| NET INCOME | -$15,520 | $38,500 | $46,000 | $627,500 | $1,884,500 | $3,880,500 |

*Forward-looking projections are not guaranteed.*

| | | Viral Coefficient Multiple | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1.05 | 1.1 | 1.15 | 1.2 | 1.25 | 1.3 | 1.35 | 1.4 | 1.45 | 1.5 |
| Potential Customers | 60 | 3 | 6 | 9 | 12 | 15 | 18 | 21 | 24 | 27 | 30 |
| | 72 | 4 | 7 | 11 | 14 | 18 | 22 | 25 | 29 | 32 | 36 |
| | 84 | 4 | 8 | 13 | 17 | 21 | 25 | 29 | 34 | 38 | 42 |
| | 100 | 5 | 10 | 15 | 20 | 25 | 30 | 35 | 40 | 45 | 50 |
| | 125 | 6 | 13 | 19 | 25 | 31 | 38 | 44 | 50 | 56 | 63 |
| | 150 | 8 | 15 | 23 | 30 | 38 | 45 | 53 | 60 | 68 | 75 |
| | 175 | 9 | 18 | 26 | 35 | 44 | 53 | 61 | 70 | 79 | 88 |
| | 200 | 10 | 20 | 30 | 40 | 50 | 60 | 70 | 80 | 90 | 100 |
| | 250 | 13 | 25 | 38 | 50 | 63 | 75 | 88 | 100 | 113 | 125 |

*Forward-looking projections are not guaranteed.*



Projected Revenue and Payment to Investors

*Forward-looking projections are not guaranteed.*

# TEAM



**Beau Garrett | Founder**

- HUSBAND AND DAD TO 3 SONS
- Commercial Pilot
  - Banner Tower
    - Florida Panhandle
  - Certified Flight Instructor
    - Air Force Pilots
    - Navy Pilots
    - Civilian Pilots
  - Corporate Pilot
    - Airshares
    - Arcapita
    - McKesson
- MBA – Georgia Tech 2017
  - Major – Advanced Analytics and Finance
  - Business Analytics Club
  - Lean Six Sigma Green Belt Certification
- Management Consultant
  - Morgan Franklin Consulting
  - BDO
  - Private Clients

**Bruce VanZyl**
Strategy and Product Development
- Founder of Inovo Studios

**Russell Shaw**
Branding
- Tesla
- Slack
- Bacardi

**Amanda Barnhart**
Creative
- Founder of Barnhart Design
- Creative Strategy and

- Product concept to launch strategy
- Go to market blueprints
- COO and CTO Consulting
- Student Pilot!

(https://www.inovo.io/)

- AMC's – Breaking Bad
- Porsche
- Coca-Cola

(www.russellshawdesign.com)

Design collateral
Email and Social Media marketing Design

(www.ambarnhart.com)

BRAVO GOLF

## VISION



# Our Vision is to create a brand that:

- Pilots feel like they belong to and can call their own

- Is recognized for commemorating a pilot's journey into aviation

- Embodies the adventurous Spirit of Aviation

BRAVO GOLF



# BRAVO GOLF

TIME TO FLY

**THANK YOU!**